Exhibit 12.2

INTERSTATE POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED DIVIDEND REQUIREMENTS

	Six Months
	Ended June 30,		Years Ended Dec. 31,

	2008	2007	2007	2006	2005	2004	2003

	(dollars in millions)
EARNINGS:
Net income	$49.7	$53.2	$290.3	$172.4	$165.1	$125.7	$100.7
Income taxes (a)	14.8	31.4	186.8	69.4	80.8	61.7	71.3

Income before income taxes	64.5	84.6	477.1	241.8	245.9	187.4	172.0

Fixed charges as defined	30.1	33.4	65.8	73.3	72.5	72.3	69.4

Total earnings as defined	$94.6	$118.0	$542.9	$315.1	$318.4	$259.7	$241.4

FIXED CHARGES:
Interest expense	$29.4	$32.6	$64.3	$71.8	$67.7	$67.9	$65.4
Estimated interest component of rent expense	0.7	0.8	1.5	1.5	4.8	4.4	4.0

Total fixed charges as defined	$30.1	$33.4	$65.8	$73.3	$72.5	$72.3	$69.4

Ratio of Earnings to Fixed Charges	3.14	3.53	8.25	4.30	4.39	3.59	3.48

Preferred dividend requirements (pre-tax basis) (b)	$10.0	$12.2	$25.3	$21.6	$22.9	$23.0	$23.2

Fixed charges and preferred dividend requirements	$40.1	$45.6	$91.1	$94.9	$95.4	$95.3	$92.6

Ratio of Earnings to Combined Fixed Charges and
Preferred Dividend Requirements	2.36	2.59	5.96	3.32	3.34	2.73	2.61

(a) Includes net interest related to unrecognized tax benefits.

(b) Preferred dividend requirements (pre-tax basis) are computed by dividing the preferred dividend requirements by one hundred percent minus the respective year-to-date effective income tax rate.